

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

May 1, 2017

<u>Via E-Mail</u>
Martin M. Ellen
Chief Financial Officer
Dr Pepper Snapple Group Inc.
5301 Legacy Drive,
Plano, Texas 75024

      Re: Dr Pepper Snapple Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 14, 2017
            File No. 001-33829

Dear Mr. Ellen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Branch Chief
                    Office of Beverages, Apparel, and Mining